SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-14902
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Meridian Bioscience, Inc. Savings and Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45241

Meridian Bioscience, Inc. Savings and Investment Plan
Financial Statements
As of December 31, 2009 and 2008 and for the year ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrator
Meridian Bioscience, Inc. Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008 and the statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2009 and delinquent participant contributions for the year ended December 31, 2009 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Cincinnati, Ohio
June 29, 2010

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2009	2008
ASSETS

Cash	$297	$915
Investments, at fair value:
Common stock	105,547	86,187
Registered mutual funds	18,898,910	13,314,641
Collective trust	2,824,691	2,529,914
Participant loans	424,666	424,622

Total investments	22,253,814	16,355,364

Receivables:
Employer contributions	588,764	575,987
Participant contributions	—	33,176

Total receivables	588,764	609,163

Total assets	22,842,875	16,965,442

Excess contributions payable	(132,910)	(45,269)

Net assets available for benefits, at fair value	22,709,965	16,920,173

Adjustment from fair value to contract value for interest in the collective trust relating to fully-benefit responsive investment contracts	204,900	408,429

Net assets available for benefits	$22,914,865	$17,328,602

The accompanying notes are an integral part of these statements.

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2009

Additions to net assets attributed to:
Net appreciation in fair value of investments	$3,650,294
Dividend and interest income	378,530
Participant contributions	1,528,480
Employer contributions	1,225,898
Rollover contributions	2,699

Total additions	6,785,901

Deductions from net assets attributed to:
Benefit payments	1,192,423
Administrative expenses	7,215

Total deductions	1,199,638

Net increase	5,586,263

Net assets available for benefits:
Beginning of year	17,328,602

End of year	$22,914,865

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
Meridian Bioscience, Inc. Savings and Investment Plan
NOTE A — DESCRIPTION OF PLAN
The following description of the Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
1. General
The Plan is a defined contribution plan covering all employees of Meridian Bioscience, Inc. and its domestic subsidiaries (the “Company”) who have met certain service requirements as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
2. Participation
Employees become eligible for participation in the Plan on their hire date.
3. Trustee
Merrill Lynch Bank & Trust Company, FSB (“Trustee”) is designated as the trustee of the Plan.
4. Contributions
Eligible employees may elect a combination of pre-tax and Roth contributions of up to 100% of their annual earnings through salary deductions (“Deferred Contribution”), subject to the annual contribution limit of $16,500, as defined by the Internal Revenue Code. Participants over the age of 50 may contribute up to an additional $5,500. Participants may also contribute amounts representing distributions from other qualified plans. Employees are automatically enrolled in the plan upon becoming eligible, with contributions set at 3% of eligible compensation. The Company makes matching contributions equal to 100% of the first 3% of each participant’s Deferred Contribution for employees who have met the eligibility requirements for such matching contributions. In addition, the Company makes, at its discretion, an employer profit sharing contribution. The Company elected to make profit sharing contributions of $588,764 and $561,268 for the 2009 and 2008 plan years, respectively.
5. Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company matching contributions, and plan earnings thereon. Allocations of the Company’s profit sharing contributions are based on participants’ wages and Plan earnings are allocated based on account balances, as defined.

NOTE A — DESCRIPTION OF PLAN (continued)
6. Vesting
Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
7. Participant Loans
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans ranged from 4.25% to 10.50% at December 31, 2009. Principal and interest are paid ratably through monthly payroll deductions.
8. Payment of Benefits
Upon termination of employment due to death, disability or retirement, a participant may elect to receive (a) an annuity; (b) installments payable in cash or in kind (rollover to another eligible fund), or part cash and part in kind over a period not to exceed participant’s life expectancy; or (c) a single lump sum payment in cash or in kind, or part in cash and part in kind. For termination of employment due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Terminated participants with vested account balances greater than $5,000 may elect to leave their accounts in the Plan for an indefinite period of time.
9. Expenses of the Plan
The Company pays certain expenses of the Plan and provides certain administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan. In 2009, the Plan paid loan processing fees and investment management fees. All other expenses were paid by the Company. Certain management fees and operating expenses charged to plan mutual funds are deducted from income earned on a regular basis, and are netted with the investment returns on such investments.
10. Forfeitures
In the event that a participant terminates employment prior to 100% vesting, the portion of employer contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future employer contributions. At December 31, 2009 and 2008 there were $73,746 and $51,139, respectively, of forfeited nonvested accounts. During 2009, $31,840 was used to reduce employer contributions.

NOTE A — DESCRIPTION OF PLAN (continued)
11. Investment Options
The Plan allows participants to elect how their contributions and the Company’s contributions will be directed among investment fund options based upon the individual investment objectives of the participants. Participants automatically enrolled in the Plan upon eligibility are directed to the Merrill Lynch Retirement Preservation Trust Fund. Participants can make changes to this designation at their discretion based upon available investment funds within the Plan.
The common stock held by the plan is an investment directly in the Company’s common stock.
NOTE B — SIGNIFICANT ACCOUNTING POLICIES
1. Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
2. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
3. Investment Valuation and Income Reporting
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note G for discussion of fair value measurements.
Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized gains and losses on those investments.
4. Payment of Benefits
Benefits are recorded when paid.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
6. Fully-Benefit Responsive Investment Contracts held in Collective Trust
The Plan reports investment contracts held by the Plan at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Merrill Lynch Retirement Preservation Trust, a collective trust fund. The Statements of Net Assets Available for Benefits, as of December 31, 2009 and December 31, 2008, present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Contract value is the relevant measurement attribute for that portion of the net assets of a collective investment fund to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a collective trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit responsive if: 1) it is effected directly between the collective trust and the issuer and may not be transferred without the consent of the issuer, 2) either the repayment of principal and interest is a financial obligation of the issuer or the issuer of a wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the collective trust to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the collective trust to transact at contract value with both the issuer and collective trust unit holders, and 5) the collective trust allows unit holders reasonable access to their funds.
7. Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FSP FAS157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and determining when a transaction is not orderly. The amended guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Plan. See Note G for additional disclosures.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)
In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), amending the guidance in FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements). ASU 2009-12 permits, but does not require, a reporting entity to measure the fair value of certain alternative investments based on the investee’s net asset value (NAV) per share or its equivalent as a practical expedient. The new guidance was effective for interim and annual periods ending after December 15, 2009. The adoption of the amendments did not have a material impact on the fair value of the collective trust.
In January 2010, FASB issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements. FASB ASU No. 2010-06 amends the disclosure requirements of FASB ASC 820 including amendments regarding the level of disaggregation for each class of assets and liabilities. The amended guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of the amendments will not have a material impact on the Plan. See Note G for additional disclosures.
NOTE C — INVESTMENTS
The following investments represent 5% or more of the Plan’s net assets at December 31:

	2009	2008

American Funds Washington Mutual Investors Fund	$3,094,223	$2,520,327
ML Retirement Preservation Trust**	3,029,591	2,938,343
Blackrock Basic Value Fund	2,336,017	1,653,590
American Funds Euro Pacific Growth Fund	2,217,053	1,635,000
Blackrock Value Opportunities Fund	1,990,519	1,636,653
Allianz CCM Capital Appreciation Fund	1,766,177	1,230,508
Blackrock Small/Mid Cap Growth Equity Portfolio	1,351,784	869,299
PIMCO Total Return Fund	1,320,001	—
American Funds Bond Fund of America	1,268,531	1,189,342

**	The fair values of the fund were $2,824,691 and $2,529,914 at December 31, 2009 and 2008, respectively.
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$14,835
Registered mutual funds	3,635,459

$3,650,294

NOTE D — TAX STATUS
The company uses the prototype plan (FFN: 50339810002-004) designed and maintained by Merrill Lynch Bank & Trust Company, FSB (“Merrill Lynch”). The Internal Revenue Service has determined and informed Merrill Lynch, by a letter dated June 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the plan administrator believes that the prototype plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE E — PRIORITIES UPON TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
NOTE F — PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments held during the years ended December 31, 2009 and 2008 include shares of the Company’s common stock, a collective trust, and shares of mutual funds managed by the Trustee, or an affiliate thereof, and therefore, these transactions qualify as party-in-interest transactions.
NOTE G — FAIR VALUE MEASUREMENTS
The Plan values financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date for assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially, either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3: Unobservable inputs, developed using the Company’s estimates and assumptions, which reflect those that the market participants would use. Such inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

NOTE G — FAIR VALUE MEASUREMENTS (continued)
Determining where an asset or liability falls within the hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in the assessment of fair value.
Assets measured at fair value for the Plan are as follows:
Common stock/mutual funds — Valued at the closing price reported on the active market on which the security is traded.
Collective trust — Valued at net unit value based on the fair value of the collective trust’s underlying investments using information reported by the investment advisor.
Participant loans — Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Plan assets carried at fair value at December 31, 2009 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Company common stock	$105,547	$—	$—	$105,547
Mutual funds:
Short-term capital growth funds	11,376,567	—	—	11,376,567
Long-term capital growth funds	3,828,721	—	—	3,828,721
Balanced funds	1,717,658	—	—	1,717,658
Income funds	1,552,888	—	—	1,552,888
Other funds	423,076	—	—	423,076
Stable value collective trust fund	—	2,824,691	—	2,824,691
Participant loans	—	—	424,666	424,666

Total assets at fair value	$19,004,457	$2,824,691	$424,666	$22,253,814

NOTE G — FAIR VALUE MEASUREMENTS (continued)
Plan assets carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Company common stock	$86,187	$—	$—	$86,187
Mutual funds:
Short-term capital growth funds	8,313,479	—	—	8,313,479
Long-term capital growth funds	2,678,028	—	—	2,678,028
Income funds	1,266,438	—	—	1,266,438
Balanced funds	847,896	—	—	847,896
Other funds	208,800	—	—	208,800
Stable value collective trust fund	—	2,529,914	—	2,529,914
Participant loans	—	—	424,622	424,622

Total assets at fair value	$13,400,828	$2,529,914	$424,622	$16,355,364

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$424,622
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	44

Balance, end of year	$424,666

In 2009, the Plan adopted the amended guidance in Accounting Standards Codification 820, Fair Value Measurements and Disclosures, as it relates to investments in entities calculating NAV or an equivalent measure of fair value. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of certain investments based on the investee’s NAV or its equivalent. As a result of applying the practical expedient, the fair value of the collective trust was determined as of December 31, 2009, based on NAV. The adoption of the amendments did not have a material impact on the fair value of the collective trust. Investments in the collective trust do not have a holding period. There are no unfunded commitments for investment in the collective trust. The collective trust invests primarily in Guaranteed Investment Contracts and U.S. Government and Agency Obligations.
NOTE H — DELINQUENT PARTICIPANT CONTRIBUTIONS
During the plan year ended December 31, 2008, there were deemed loans made to the Company when participant contributions were not remitted to the plan on a timely basis. The Company remitted the contributions to the plan in 2008 and 2009 and repaid the Plan for interest incurred on the deemed loans in 2009. There were nine instances of delinquent contribution remittances during the 2008 plan year. Of these, eight ranged between one and four days delinquent and one was fifteen days delinquent. There were no delinquent contribution remittances during the 2009 plan year.
The transactions are detailed on the schedule of delinquent participant contributions in the accompanying supplemental schedule.

NOTE I — RECONCILIATION TO FORM 5500
As of December 31, 2009 and 2008, the Plan invested in a collective trust that is included in net assets available for benefits at contract value, but is stated at fair value in the Plan’s Form 5500.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

Net assets available for benefits per the financial statements	$22,914,865
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(204,900)

Net assets available for benefits per the Form 5500	$22,709,965

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

Net assets available for benefits per the financial statements	$17,328,602
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(408,429)

Net assets available for benefits per the Form 5500	$16,920,173

The following is a reconciliation of total additions per the statement of changes in net assets available for benefits to total income on the Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$6,785,901
Add: Excess contributions payable	132,910
Add: Net adjustment from contract value to fair value for fully-benefit responsive investment contracts	203,529

Total income per the Form 5500	$7,122,340

The following is a reconciliation of total deductions per the statement of changes in net assets available for benefits to total expenses on the Form 5500 for the year ended December 31, 2009:

Total deductions per the financial statements	$1,199,638
Add: Classification of corrective distributions	132,910

Total deductions per the Form 5500	$1,332,548

SUPPLEMENTAL INFORMATION

Meridian Bioscience, Inc. Savings and Investment Plan
EIN 31-0888197 Plan No 001
FORM 5500, SCHEDULE H, PART IV, LINE 4a-
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2009

Total Fully
Corrected Under VFCP
Participant Contributions	Total that Constitute Nonexempt Prohibited			and PTE
Transferred Late to Plan	Transactions			2002-51
$721,118				$—
		Contributions	Contributions
	Contributions	Corrected	Pending
	Not	Outside	Correction in
	Corrected	VFCP	VFCP
	$-	$721,118	$—

Meridian Bioscience, Inc. Savings and Investment Plan
EIN 31-0888197 Plan No 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(b)
		Description of
		investment
		including
		maturity date,
		rate of interest,
	(a)	collateral, par or	(c)	(d)
	Identity of issuer, borrower, lessor, or similar party	maturity value	Cost	Current value

	Registered Mutual Funds
	Allianz CCM Capital Appreciation Fund	122,907 shares	**	$1,766,177
	American Funds Balanced Fund	24,623 shares	**	397,657
	American Funds Bond Fund of America	107,503 shares	**	1,268,531
	American Funds Euro Pacific Growth Fund	58,839 shares	**	2,217,053
	American Funds Growth Fund of America	22,700 shares	**	611,314
	American Funds Washington Mutual Investors Fund	126,243 shares	**	3,094,223
*	Blackrock Basic Value Fund	101,478 shares	**	2,336,017
*	Blackrock Global Allocation Fund	23,649 shares	**	423,076
*	Blackrock Small/Mid-Cap Growth Equity Portfolio	129,605 shares	**	1,351,784
*	Blackrock Value Opportunities Fund	133,682 shares	**	1,990,519
	Delaware Emerging Markets Fund	52,708 shares	**	715,777
	Eaton Vance Income Fund of Boston	24,512 shares	**	135,795
	Evergreen Small Cap Value II Fund	43,396 shares	**	435,691
	Janus Adviser Forty Fund	2,854 shares	**	91,039
	PIMCO Commodity Real Return Strategy Fund	18,391 shares	**	148,562
	PIMCO Total Return Fund	122,222 shares	**	1,320,001
	Thornburg International Value	24,098 shares	**	595,694

	Total registered mutual funds			18,898,910

	Collective Trust
*	Merrill Lynch Retirement Preservation Trust	3,029,591 units	**	2,824,691

	Common Stock
*	Meridian Bioscience, Inc.	4,898 shares	**	105,547

*	Participant Loans	Interest rates ranging from 4.25% to 10.50%, maturing through 2014		424,666

	Total assets held for investment purposes			$22,253,814

*	Indicates party-in-interest.

**	Cost of asset is not required to be disclosed as investment is participant-directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meridian Bioscience, Inc. Savings and Investment Plan
Date: June 29, 2010	By:	/s/ Melissa Lueke
Melissa Lueke
Executive Vice President Finance, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP